TinyB Chocolate

Market Research as of August 14, 2019

Issued: August 16, 2019

PRIVILEGED AND CONFIDENTIAL | DRAFT

STOUT

Contact Information

STOUT

For more information, please contact one of the following members of the engagement team:

Bryce A. Geyer, CFA/ASA
Managing Director
+1.415.858.1345
bgeyer@stout.com

Christian A. Kostal
Analyst
+1.949.335.3825
ckostal@stout.com

Michael A. Barnett
Analyst
+1.949.335.4023
mbarnett@stout.com

Investment Banking

Stout's Investment Banking group specializes in providing mergers and acquisitions advice, private capital raising, and other financial advisory services.

Valuation Advisory

Stout provides expertise across a broad spectrum of industries in the valuation of business enterprises, complex securities, intellectual property, real estate, and personal property.

Dispute Consulting

Stout's Dispute Consulting group delivers pre-litigation, discovery assistance, analysis, assessment, expert testimony, and opinions and consultation services.

Management Consulting

Stout offers specialized consulting services focused on helping companies optimize operations, reduce risk, make informed decisions, and enhance value.

Exhibits

STOUT

STOUT

Derivation of Enterprise Value

Exhibit A.1

In Millions of Shares and U.S. Dollars, Except Stock Price

	Company	Ticker Symbol	8/14/2019 Price Per Share	Diluted Shares Outstanding	Market Value of Equity	Add: Total Debt [a]	Add: Preferred Stock	Add: Noncontrol. Int. in Subs.	Less: Cash and Equivalents	Enterprise Value
1	Coffee Holding Co., Inc.	JVA	$3.99	5.6	$ 22.2	$ 5.8	$ 0.0	$ 1.4	$ 3.2	$ 26.2
2	Farmer Bros. Co.	FARM	12.62	17.0	214.6	123.3	0.6	0.0	12.3	326.1
3	Flowers Foods, Inc.	FLO	22.46	211.8	4,756.7	1,308.3	0.0	0.0	9.8	6,055.3
4	Hostess Brands, Inc.	TWNK	13.61	113.8	1,548.3	985.4	0.0	244.1	189.3	2,588.5
5	J & J Snack Foods Corp.	JJSF	187.27	19.0	3,549.5	1.0	0.0	0.0	196.9	3,353.7
6	John B. Sanfilippo & Son, Inc.	JBSS	79.46	11.5	910.1	66.0	0.0	0.0	1.1	975.0
7	Mondelez International, Inc.	MDLZ	53.20	1,455.5	77,432.7	20,377.0	0.0	81.0	1,264.0	96,626.7
8	Rocky Mountain Chocolate Factory, Inc.	RMCF	8.99	6.2	56.0	4.1	0.0	0.0	5.9	54.3
9	The Hershey Company	HSY	152.42	210.8	32,135.8	4,351.3	0.0	9.0	366.0	36,130.1
10	The Simply Good Foods Company	SMPL	26.10	85.9	2,242.4	191.1	0.0	0.0	247.6	2,185.9
11	Tootsie Roll Industries, Inc.	TR	36.73	65.4	2,403.8	9.4	0.0	(0.2)	140.6	2,272.5
12	TreeHouse Foods, Inc.	THS	50.98	56.2	2,865.1	2,552.1	0.0	0.0	63.7	5,353.5

Source: S&P Capital IQ, Inc. Additionally, the information above may include adjustments made by Stout Risius Ross, LLC, as applicable.

[a] Includes the present value of the net pension and OPEB liabilities and the market value of interest-bearing debt, as applicable. Additionally, excludes operating leases.

EV = Enterprise Value

MVE = Market Value of Equity

A. Guideline Public Company Analysis

STOUT

Implied Pricing Multiples

In Millions of U.S. Dollars

Exhibit A.2

	Company	Ticker	Enterprise Value ("EV") [a]	LTM Net Sales	2019 Net Sales	2020 Net Sales	2021 Net Sales	Net Sales CAGR from LTM to 2021	LTM EBITDA	2019 EBITDA	2020 EBITDA	2021 EBITDA	EBITDA CAGR from LTM to 2021	LTM EBITDA Margin	2019 EBITDA Margin	2020 EBITDA Margin	2021 EBITDA Margin
1	Coffee Holding Co., Inc.	JVA	$ 26.2	$ 90.7	$ 95.2	$ 107.3	$ 113.2	9.7%	$ 2.0	n/a	n/a	n/a	n/a	2.2%	n/a	n/a	n/a
2	Farmer Bros. Co.	FARM	326.1	603.4	598.2	611.9	n/a	n/a	32.8	34.7	48.2	n/a	n/a	5.4%	5.8%	7.9%	n/a
3	Flowers Foods, Inc.	FLO	6,055.3	4,043.8	4,088.8	4,150.8	4,199.4	1.6%	408.7	432.8	453.4	458.8	5.0%	10.1%	10.6%	10.9%	10.9%
4	Hostess Brands, Inc.	TWNK	2,588.5	889.6	893.8	903.1	919.2	1.4%	178.5	204.6	220.2	225.5	10.3%	20.1%	22.9%	24.4%	24.5%
5	J & J Snack Foods Corp.	JJSF	3,353.7	1,175.3	1,182.9	1,215.1	1,273.0	3.4%	164.8	161.0	175.8	185.0	5.0%	14.0%	13.6%	14.5%	14.5%
6	John B. Sanfilippo & Son, Inc.	JBSS	975.0	870.8	871.4	903.3	936.8	3.1%	66.9	n/a	n/a	n/a	n/a	7.7%	n/a	n/a	n/a
7	Mondelez International, Inc.	MDLZ	96,626.7	25,661.0	25,859.7	26,658.3	27,446.3	2.9%	5,298.0	5,231.0	5,521.7	5,807.4	3.9%	20.6%	20.2%	20.7%	21.2%
8	Rocky Mountain Chocolate Factory, Inc.	RMCF	54.3	34.6	n/a	n/a	n/a	n/a	5.0	n/a	n/a	n/a	n/a	14.4%	n/a	n/a	n/a
9	The Hershey Company	HSY	36,130.1	7,851.2	7,947.1	8,106.1	8,234.8	2.0%	2,013.3	1,998.9	2,087.9	2,162.3	3.0%	25.6%	25.2%	25.8%	26.3%
10	The Simply Good Foods Company	SMPL	2,185.9	492.5	514.7	548.7	579.8	7.1%	85.2	96.5	104.9	113.3	12.7%	17.3%	18.8%	19.1%	19.5%
11	Tootsie Roll Industries, Inc.	TR	2,272.5	519.2	n/a	n/a	n/a	n/a	93.5	n/a	n/a	n/a	n/a	18.0%	n/a	n/a	n/a
12	TreeHouse Foods, Inc.	THS	5,353.5	5,426.9	4,357.8	4,506.2	4,905.0	-4.2%	481.6	486.5	522.0	554.0	6.1%	8.9%	11.2%	11.6%	11.3%

	Company	Ticker	EV / LTM Net Sales	EV / 2019 Net Sales	EV / 2020 Net Sales	EV / 2021 Net Sales	EV / LTM EBITDA	EV / 2019 EBITDA	EV / 2020 EBITDA	EV / 2021 EBITDA
13	Coffee Holding Co., Inc.	JVA	0.29x	0.28x	0.24x	0.23x	13.2x	n/a	n/a	n/a
14	Farmer Bros. Co.	FARM	0.54x	0.55x	0.53x	n/a	9.9x	9.4x	6.8x	n/a
15	Flowers Foods, Inc.	FLO	1.50x	1.48x	1.46x	1.44x	14.8x	14.0x	13.4x	13.2x
16	Hostess Brands, Inc.	TWNK	2.91x	2.90x	2.87x	2.82x	14.5x	12.7x	11.8x	11.5x
17	J & J Snack Foods Corp.	JJSF	2.85x	2.84x	2.76x	2.63x	20.3x	20.8x	19.1x	18.1x
18	John B. Sanfilippo & Son, Inc.	JBSS	1.12x	1.12x	1.08x	1.04x	14.6x	n/a	n/a	n/a
19	Mondelez International, Inc.	MDLZ	3.77x	3.74x	3.62x	3.52x	18.2x	18.5x	17.5x	16.6x
20	Rocky Mountain Chocolate Factory, Inc.	RMCF	1.57x	n/a	n/a	n/a	10.9x	n/a	n/a	n/a
21	The Hershey Company	HSY	4.60x	4.55x	4.46x	4.39x	17.9x	18.1x	17.3x	16.7x
22	The Simply Good Foods Company	SMPL	4.44x	4.25x	3.98x	3.77x	25.6x	22.6x	20.8x	19.3x
23	Tootsie Roll Industries, Inc.	TR	4.38x	n/a	n/a	n/a	24.3x	n/a	n/a	n/a
24	TreeHouse Foods, Inc.	THS	0.99x	1.23x	1.19x	1.09x	11.1x	11.0x	10.3x	9.7x

	Analysis of Multiples	EV / LTM Net Sales	EV / 2019 Net Sales	EV / 2020 Net Sales	EV / 2021 Net Sales	Net Sales CAGR from LTM to 2021	EV / LTM EBITDA	EV / 2019 EBITDA	EV / 2020 EBITDA	EV / 2021 EBITDA	EBITDA CAGR from LTM to 2021
25	Maximum	4.60x	4.55x	4.46x	4.39x	9.7%	25.6x	22.6x	20.8x	19.3x	12.7%
26	Upper Quartile	3.92x	3.53x	3.44x	3.52x	3.4%	18.8x	19.1x	17.9x	17.4x	8.2%
27	Median	2.21x	2.16x	2.11x	2.63x	2.9%	14.7x	16.0x	15.3x	16.6x	5.0%
28	Mean	2.41x	2.29x	2.22x	2.33x	3.0%	16.3x	15.9x	14.6x	15.0x	6.6%
29	Harmonic Mean	1.18x	1.08x	1.01x	1.07x	n/a	14.9x	14.6x	12.9x	14.2x	5.3%
30	Lower Quartile	1.09x	1.15x	1.11x	1.09x	1.6%	12.6x	12.2x	11.4x	12.3x	4.5%
31	Minimum	0.29x	0.28x	0.24x	0.23x	-4.2%	9.9x	9.4x	6.8x	9.7x	3.0%
32	Standard Deviation	1.60x	1.56x	1.51x	1.43x	3.9%	5.1x	4.8x	4.8x	3.6x	3.6%
33	Coefficient of Variation	66.5%	68.1%	68.0%	61.6%	128.3%	31.5%	30.3%	33.2%	24.0%	54.2%

Source: S&P Capital IQ, Inc.

[a] Refer to Exhibit A.1.

[b] The harmonic mean is calculated by dividing the number of observations by the reciprocal of each number in the series, which mitigates the impact of outliers (relative to the arithmetic mean).

[c] Coefficient of variation represents the standard deviation of the range divided by the average.

B. Guideline Public Company Descriptions

Coffee Holding Co., Inc.

				LTM		2019E		2020E
Ticker:	JVA	**Sales (MM)**	$	90.7	$	95.2	$	107.3
Exchange:	NasdaqCM	**EBITDA (MM)**	$	3.4	$	2.0		n/a
Stock Price:	$3.99	**EBITDA Margin**		3.7%		2.1%		n/a
As of 08/14/2019								
52-Week High:	$7.58	**Enterprise Value (MM)**	$	26.2				
52-Week Low:	$3.53	**Equity Market Cap. (MM)**	$	22.2				
Avg. Vol. (3 mo.):	34,533							

Company Description:
Coffee Holding Co., Inc. manufactures, roasts, packages, markets, and distributes roasted and blended coffees in the United States, Australia, Canada, England, and China. The company offers wholesale green coffee products, which include unroasted raw beans of approximately 90 varieties that are sold to large, medium, and small roasters, as well as to coffee shop operators. It also roasts, blends, packages, and sells coffee under private labels. As of October 31, 2018, the company supplied private label coffee under approximately 29 labels to wholesalers and retailers in cans, brick packages, and instants of various sizes. In addition, it roasts, blends, and packages company label branded coffee to supermarkets, wholesalers, and individually owned and multi-unit retail customers. Further, the company offers tabletop coffee roasting equipment, instant coffees, and tea products for its customers. Its coffee brands include Cafe Caribe, Don Manuel, S&W, Cafe Supremo, Via Roma, Premier Roasters, and Harmony Bay. The company was formerly known as Transpacific International Group Corp and changed its name to Coffee Holding Co., Inc. in April 1998. The company was founded in 1971 and is headquartered in Staten Island, New York.

One-Year Stock Performance



Closing Stock Price (In USD)
Daily Volume (In Millions)
8.00
7.00
6.00
5.00
4.00
3.00
2.00
1.00
0.00
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
8/18
9/18
10/18
11/18
12/18
1/19
2/19
3/19
4/19
5/19
6/19
7/19
JVA Daily Volume
JVA
S&P 500

Farmer Bros. Co.

				LTM		2019E		2020E
Ticker:	FARM	**Sales (MM)**	$	603.4	$	598.2	$	611.9
Exchange:	NasdaqGS	**EBITDA (MM)**	$	34.7	$	32.8	$	34.7
Stock Price:	$12.62	**EBITDA Margin**		5.8%		5.5%		5.7%
As of 08/14/2019								
52-Week High:	$29.90	**Enterprise Value (MM)**	$	326.1				
52-Week Low:	$12.62	**Equity Market Cap. (MM)**	$	214.6				
Avg. Vol. (3 mo.):	108,804							

Company Description:
Farmer Bros. Co. engages in the manufacture, wholesale, and distribution of coffee, tea, and culinary products in the United States. The company offers roast and ground coffee; frozen liquid coffee; flavored and unflavored iced and hot teas; culinary products, including gelatins and puddings, soup bases, dressings, gravy and sauce mixes, pancake and biscuit mixes, jellies and preserves, and coffee-related products, such as coffee filters, sugar, and creamers; spices; and other beverages comprising cappuccino, cocoa, granitas, and ready-to-drink cold brew and iced coffee. It sells its products under the Farmer Brothers, Artisan Collection by Farmer Brothers, Superior, Metropolitan, China Mist, Boyds, Direct Trade, Fair Trade Certified, Rainforest Alliance Certified, Un Momento, Collaborative Coffee, Cain's, and McGarvey brand names, as well as under various private labels. The company serves small independent restaurants, foodservice operators, restaurants, department and convenience store chains, hotels, casinos, healthcare facilities, gourmet coffee houses, and grocery chains. It distributes its products through direct-store-delivery network, and common carriers or third-party distributors, as well as Website. Farmer Bros. Co. was founded in 1912 and is headquartered in Northlake, Texas.

One-Year Stock Performance



Closing Stock Price (In USD)
Daily Volume (In Millions)
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
1.2
1.0
0.8
0.6
0.4
0.2
0.0
8/18
9/18
10/18
11/18
12/18
1/19
2/19
3/19
4/19
5/19
6/19
7/19
FARM Daily Volume
FARM
S&P 500

Source: S&P Capital IQ, Inc.

B. Guideline Public Company Descriptions

Flowers Foods, Inc.

				LTM	2019E	2020E
Ticker:	FLO	**Sales (MM)**		$ 4,043.8	$ 4,088.8	$ 4,150.8
Exchange:	NYSE	**EBITDA (MM)**		$ 433.4	$ 408.7	$ 432.8
Stock Price:	$22.46	**EBITDA Margin**		10.7%	10.0%	10.4%
As of 08/14/2019						
52-Week High:	$24.24	**Enterprise Value (MM)**		$ 6,055.3		
52-Week Low:	$17.96	**Equity Market Cap. (MM)**		$ 4,756.7		
Avg. Vol. (3 mo.):	1,148,235					

Company Description:
Flowers Foods, Inc. produces and markets bakery products in the United States. The company operates through two segments, Direct-Store-Delivery and Warehouse Delivery. The Direct-Store-Delivery segment produces and markets fresh breads, buns, rolls, tortillas, and snack cakes. This segment offers its products primarily under the Nature's Own, Dave's Killer Bread, Tastykake, Wonder, and Cobblestone Bread Company brand names. It operates 39 bakeries, as well as sells its products primarily through a network of independent distributors to retail and foodservice customers. The Warehouse Delivery segment produces snack cakes, frozen breads, and rolls for national retail, foodservice, vending, and co-pack customers through a network of warehouse channels. This segment markets its products under the Mrs. Freshley's, Alpine Valley Bread, and European Bakers brands. It also sells products under franchised and licensed trademarks and trade names, such as Sunbeam, Bunny, and Sara Lee. The company was formerly known as Flowers Industries and changed its name to Flowers Foods, Inc. in 2001. Flowers Foods, Inc. was founded in 1919 and is headquartered in Thomasville, Georgia.

One-Year Stock Performance



Closing Stock Price (In USD)
Daily Volume (In Millions)
30.00
25.00
20.00
15.00
10.00
5.00
0.00
6.0
5.0
4.0
3.0
2.0
1.0
0.0
8/18
9/18
10/18
11/18
12/18
1/19
2/19
3/19
4/19
5/19
6/19
7/19
FLO Daily Volume
FLO
S&P 500

Hostess Brands, Inc.

				LTM	2019E	2020E
Ticker:	TWNK	**Sales (MM)**		$ 889.6	$ 893.8	$ 903.1
Exchange:	NasdaqCM	**EBITDA (MM)**		$ 181.0	$ 178.5	$ 204.6
Stock Price:	$13.61	**EBITDA Margin**		20.3%	20.0%	22.7%
As of 08/14/2019						
52-Week High:	$14.73	**Enterprise Value (MM)**		$ 2,588.5		
52-Week Low:	$9.95	**Equity Market Cap. (MM)**		$ 1,548.3		
Avg. Vol. (3 mo.):	1,488,811					

Company Description:
Hostess Brands, Inc., a packaged food company, develops, manufactures, markets, sells, and distributes fresh sweet baked goods in the United States. It primarily offer a range of snack cakes, donuts, sweet rolls, breakfast pastries, snack pies, and related products. The company operates in two segments, Sweet Baked Goods and In-Store Bakery. The Sweet Baked Goods segment offers fresh and frozen sweet baked goods and bread products under the Hostess, Dolly Madison, Cloverhill, and Big Texas brands, as well as store branded products. The In-Store Bakery segment primarily provides Superior on Main branded eclairs, madeleines, brownies, and iced cookies in the bakery section of grocery and club stores. The company was formerly known as Gores Holdings, Inc. and changed its name to Hostess Brands, Inc. in November 2016. Hostess Brands, Inc. was founded in 1919 and is headquartered in Kansas City, Missouri.

One-Year Stock Performance



Closing Stock Price (In USD)
Daily Volume (In Millions)
16.00
14.00
12.00
10.00
8.00
6.00
4.00
2.00
0.00
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
8/18
9/18
10/18
11/18
12/18
1/19
2/19
3/19
4/19
5/19
6/19
7/19
TWNK Daily Volume
TWNK
S&P 500

Source: S&P Capital IQ, Inc.

B. Guideline Public Company Descriptions

J & J Snack Foods Corp.

				LTM	2019E	2020E
Ticker:	JJSF	**Sales (MM)**	$	1,175.3	$ 1,182.9	$ 1,215.1
Exchange:	NasdaqGS	**EBITDA (MM)**	$	152.3	$ 164.8	$ 161.0
Stock Price:	$187.27	**EBITDA Margin**		13.0%	13.9%	13.2%
As of 08/14/2019						
52-Week High:	$189.93	**Enterprise Value (MM)**	$	3,353.7		
52-Week Low:	$140.00	**Equity Market Cap. (MM)**	$	3,549.5		
Avg. Vol. (3 mo.):	75,370					

Company Description:
J & J Snack Foods Corp. manufactures, markets, and distributes nutritional snack foods and beverages in the United States, Mexico, and Canada. It operates in three segments: Food Service, Retail Supermarkets, and Frozen Beverages. The company offers soft pretzels under the SUPERPRETZEL, PRETZEL FILLERS, PRETZELFILS, GOURMET TWISTS, MR. TWISTER, SOFT PRETZEL BITES, SOFTSTIX, SOFT PRETZEL BUNS, TEXAS TWIST, BAVARIAN BAKERY, SUPERPRETZEL BAVARIAN, NEW YORK PRETZEL, KIM & SCOTT'S GOURMET PRETZELS, SERIOUSLY TWISTED!, BRAUHAUS, AUNTIE ANNE'S, and LABRIOLA brands, as well as under the private labels. In addition, the company offers bakery products, including biscuits, fig and fruit bars, cookies, breads, rolls, crumb, muffins, and donuts under the MRS. GOODCOOKIE, READI-BAKE, COUNTRY HOME, MARY B'S, DADDY RAY'S, and HILL & VALLEY brands, as well as under private labels; and frozen beverages under the ICEE, SLUSH PUPPIE, and PARROT ICE brands. Further, it provides funnel cakes under the FUNNEL CAKE FACTORY brand, as well as various other food products; and sells machines and machine parts to other food and beverage companies. It sells its products through a network of food brokers and independent sales distributors; and direct sales force. The company was founded in 1971 and is headquartered in Pennsauken, New Jersey.

One-Year Stock Performance



Closing Stock Price (In USD)
Daily Volume (In Millions)
200.00
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
0.4
0.4
0.3
0.3
0.2
0.2
0.1
0.1
0.0
8/18
9/18
10/18
11/18
12/18
1/19
2/19
3/19
4/19
5/19
6/19
7/19
JJSF Daily Volume
JJSF
S&P 500

John B. Sanfilippo & Son, Inc.

				LTM	2019E	2020E
Ticker:	JBSS	**Sales (MM)**	$	870.8	$ 871.4	$ 903.3
Exchange:	NasdaqGS	**EBITDA (MM)**	$	66.3	$ 66.9	n/a
Stock Price:	$79.46	**EBITDA Margin**		7.6%	7.7%	n/a
As of 08/14/2019						
52-Week High:	$87.45	**Enterprise Value (MM)**	$	975.0		
52-Week Low:	$54.98	**Equity Market Cap. (MM)**	$	910.1		
Avg. Vol. (3 mo.):	60,421					

Company Description:
John B. Sanfilippo & Son, Inc., together with its subsidiary, JBSS Ventures, LLC, processes and distributes tree nuts and peanuts in the United States. The company offers raw and processed nuts, including almonds, pecans, peanuts, black walnuts, English walnuts, cashews, macadamia nuts, pistachios, pine nuts, Brazil nuts, and filberts in various styles and seasonings. It also offers peanut butter in various sizes and varieties; snack and trail mixes, salad toppings, snacks, snack bites, dried fruit, and chocolate and yogurt coated products; baking ingredients; bulk food products; sunflower kernels, pepitas, almond and cashew butter, candy and confections, corn snacks, sesame sticks, and other sesame snack products; and various toppings for ice cream and yogurt. In addition, the company operates a retail store. The company provides its products under the Fisher, Orchard Valley Harvest, Squirrel Brand, Southern Style Nuts, and Sunshine Country brands, as well as under various private brands. It serves retailers and wholesalers, and commercial ingredient and contract packaging customers through a network of independent brokers, distributors, and suppliers. John B. Sanfilippo & Son, Inc. was founded in 1959 and is headquartered in Elgin, Illinois.

One-Year Stock Performance



Closing Stock Price (In USD)
Daily Volume (In Millions)
100.00
90.00
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
0.3
0.2
0.2
0.1
0.1
0.0
8/18
9/18
10/18
11/18
12/18
1/19
2/19
3/19
4/19
5/19
6/19
7/19
JBSS Daily Volume
JBSS
S&P 500

Source: S&P Capital IQ, Inc.

B. Guideline Public Company Descriptions

Mondelez International, Inc.

				LTM	2019E	2020E
Ticker:	MDLZ	**Sales (MM)**	$	25,661.0	$ 25,859.7	$ 26,658.3
Exchange:	NasdaqGS	**EBITDA (MM)**	$	4,840.4	$ 5,298.0	$ 5,231.0
Stock Price:	$53.20	**EBITDA Margin**		18.9%	20.5%	19.6%
As of 08/14/2019						
52-Week High:	$55.81	**Enterprise Value (MM)**	$	96,626.7		
52-Week Low:	$39.48	**Equity Market Cap. (MM)**	$	77,432.7		
Avg. Vol. (3 mo.):	6,244,723					

Company Description:
Mondelez International, Inc., through its subsidiaries, manufactures and markets snack food and beverage products worldwide. It offers biscuits, including cookies, crackers, and salted snacks; chocolates; and gums and candies, as well as various cheese and grocery, and powdered beverage products. The company's primary snack brand portfolio includes Cadbury, Milka, and Toblerone chocolates; Oreo, belVita, and LU biscuits; Halls candies; and Trident gums and Tang powdered beverages. It sells its products to supermarket chains, wholesalers, supercenters, club stores, mass merchandisers, distributors, convenience stores, gasoline stations, drug stores, value stores, and other retail food outlets through direct store delivery, company-owned and satellite warehouses, distribution centers, and other facilities, as well as through independent sales offices and agents, and e-commerce platforms. The company was formerly known as Kraft Foods Inc. and changed its name to Mondelez International, Inc. in October 2012. Mondelez International, Inc. was founded in 2000 and is based in East Hanover, New Jersey.



One-Year Stock Performance
Closing Stock Price (In USD)
Daily Volume (In Millions)
60.00
50.00
40.00
30.00
20.00
10.00
0.00
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0.0
8/18 9/18 10/18 11/18 12/18 1/19 2/19 3/19 4/19 5/19 6/19 7/19
MDLZ Daily Volume
MDLZ
S&P 500

Rocky Mountain Chocolate Factory, Inc.

				LTM	2019E	2020E
Ticker:	RMCF	**Sales (MM)**	$	34.6	n/a	n/a
Exchange:	NasdaqGM	**EBITDA (MM)**	$	6.8	$ 5.0	n/a
Stock Price:	$8.99	**EBITDA Margin**		19.7%	n/a	n/a
As of 08/14/2019						
52-Week High:	$10.49	**Enterprise Value (MM)**	$	54.3		
52-Week Low:	$8.01	**Equity Market Cap. (MM)**	$	56.0		
Avg. Vol. (3 mo.):	9,545					

Company Description:
Rocky Mountain Chocolate Factory, Inc., together with its subsidiaries, operates as a confectionery franchisor, manufacturer, and retail operator. It operates through five segments: Franchising, Manufacturing, Retail Stores, U-Swirl Operations, and Other. The company produces approximately 700 chocolate candies and other confectionery products, including clusters, caramels, creams, toffees, mints, and truffles; and offers 15 varieties of caramel apples and other products that are prepared in individual stores, as well as provides ice cream, coffee, and other sundries. As of March 31, 2019, it operated 2 company-owned, 90 licensee-owned, and 245 franchised Rocky Mountain Chocolate Factory stores operating in 37 states in the Canada, South Korea, Panama, and the Philippines; 4 company-owned cafés, 68 franchised cafés, and 30 licensed locations located in 26 states and Qatar; and self-serve frozen yogurt cafés under the U-Swirl, Yogurtini, CherryBerry, Yogli Mogli Frozen Yogurt, Fuzzy Peach Frozen Yogurt, Let's Yo!, and Aspen Leaf Yogurt brand names. The company was founded in 1981 and is headquartered in Durango, Colorado.



One-Year Stock Performance
Closing Stock Price (In USD)
Daily Volume (In Millions)
12.00
10.00
8.00
6.00
4.00
2.00
0.00
0.2
0.1
0.1
0.1
0.1
0.1
0.0
0.0
0.0
8/18 9/18 10/18 11/18 12/18 1/19 2/19 3/19 4/19 5/19 6/19 7/19
RMCF Daily Volume
RMCF
S&P 500

Source: S&P Capital IQ, Inc.

STOUT

The Hershey Company

			LTM	2019E	2020E
Ticker:	HSY	**Sales (MM)**	$ 7,851.2	$ 7,947.1	$ 8,106.1
Exchange:	NYSE	**EBITDA (MM)**	$ 1,755.3	$ 2,013.3	$ 1,998.9
Stock Price:	$152.42	**EBITDA Margin**	22.4%	25.3%	24.7%
As of 08/14/2019					
52-Week High:	$155.89	**Enterprise Value (MM)**	$ 36,130.1		
52-Week Low:	$98.61	**Equity Market Cap. (MM)**	$ 32,135.8		
Avg. Vol. (3 mo.):	1,336,287				

Company Description:
The Hershey Company, together with its subsidiaries, manufactures and sells confectionery products. The company operates through two segments, North America; and International and Other. It offers chocolate and non-chocolate confectionery products; gum and mint refreshment products comprising mints, chewing gums, and bubble gums; pantry items, such as baking ingredients, toppings, beverages, and sundae syrups; and snack items, including spreads, meat snacks, bars and snack bites, mixes, popcorn and protein bars, and cookies. The company provides its products primarily under the Hershey's, Reese's, Kisses, Jolly Rancher, Almond Joy, Brookside, barkTHINS, Cadbury, Good & Plenty, Heath, Kit Kat, Lancaster, Payday, Rolo, Twizzlers, Whoppers, York, Scharffen Berger, Dagoba, Ice Breakers, Breathsavers, and Bubble Yum brands, as well as under the Krave, Popwell, SkinnyPop, Pirate's Boot, Oatmega, Paqui, Pelon Pelo Rico, IO-IO, Nutrine, Maha Lacto, Jumpin, Sofit, and Tyrrells brands. It markets and sells its products to wholesale distributors, chain grocery stores, mass merchandisers, chain drug stores, vending companies, wholesale clubs, convenience stores, dollar stores, concessionaires, and department stores. The Hershey Company was founded in 1894 and is headquartered in Hershey, Pennsylvania.

One-Year Stock Performance



Closing Stock Price (In USD)
Daily Volume (In Millions)
180.00
160.00
140.00
120.00
100.00
80.00
60.00
40.00
20.00
0.00
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
8/18 9/18 10/18 11/18 12/18 1/19 2/19 3/19 4/19 5/19 6/19 7/19
HSY Daily Volume
HSY
S&P 500

The Simply Good Foods Company

			LTM	2019E	2020E
Ticker:	SMPL	**Sales (MM)**	$ 492.5	$ 514.7	$ 548.7
Exchange:	NasdaqCM	**EBITDA (MM)**	$ 43.6	$ 85.2	$ 96.5
Stock Price:	$26.10	**EBITDA Margin**	8.8%	16.6%	17.6%
As of 08/14/2019					
52-Week High:	$27.88	**Enterprise Value (MM)**	$ 2,185.9		
52-Week Low:	$16.89	**Equity Market Cap. (MM)**	$ 2,242.4		
Avg. Vol. (3 mo.):	497,471				

Company Description:
The Simply Good Foods Company develops, markets, and sells branded nutritional foods and snack products in North America and internationally. It markets nutrition bars, ready-to-drink shakes, snacks, and confectionery products under the Atkins, SimplyProtein, Atkins Harvest Trail, and Atkins Endulge brand names. The company is headquartered in Denver, Colorado.

One-Year Stock Performance



Closing Stock Price (In USD)
Daily Volume (In Millions)
30.00
25.00
20.00
15.00
10.00
5.00
0.00
2.5
2.0
1.5
1.0
0.5
0.0
8/18 9/18 10/18 11/18 12/18 1/19 2/19 3/19 4/19 5/19 6/19 7/19
SMPL Daily Volume
SMPL
S&P 500

Source: S&P Capital IQ, Inc.

Tootsie Roll Industries, Inc.

				LTM	2019E	2020E
Ticker:	TR	**Sales (MM)**	$	519.2	n/a	n/a
Exchange:	NYSE	**EBITDA (MM)**	$	104.7	$ 93.5	n/a
Stock Price:	$36.73	**EBITDA Margin**		20.2%	n/a	n/a
As of 08/14/2019						
52-Week High:	$40.43	**Enterprise Value (MM)**	$	2,272.5		
52-Week Low:	$27.58	**Equity Market Cap. (MM)**	$	2,403.8		
Avg. Vol. (3 mo.):	111,235					

Company Description:
Tootsie Roll Industries, Inc., together with its subsidiaries, manufactures and sells confectionery products primarily in the United States, Canada, and Mexico. The company sells its products under the Tootsie Roll, Tootsie Pops, Child's Play, Caramel Apple Pops, Charms, Blow-Pop, Charms Mini Pops, Cella's, Dots, Junior Mints, Charleston Chew, Sugar Daddy, Sugar Babies, Andes, Fluffy Stuff, Dubble Bubble, Razzles, Cry Baby, Nik-L-Nip, and Tutsi Pop trademarks. Tootsie Roll Industries, Inc. sells its products directly to wholesale distributors of candy and groceries, supermarkets, variety stores, dollar stores, chain grocers, drug chains, discount chains, cooperative grocery associations, mass merchandisers, warehouse and membership club stores, vending machine operators, the United States military, and fund-raising charitable organizations, as well as through candy and grocery brokers. The company was founded in 1896 and is based in Chicago, Illinois. Tootsie Roll of Canada ULC operates as a subsidiary of Tootsie Roll Industries, Inc.

One-Year Stock Performance



Closing Stock Price (In USD)
Daily Volume (In Millions)
45.00
40.00
35.00
30.00
25.00
20.00
15.00
10.00
5.00
0.00
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0.0
8/18
9/18
10/18
11/18
12/18
1/19
2/19
3/19
4/19
5/19
6/19
7/19
TR Daily Volume
TR
S&P 500

TreeHouse Foods, Inc.

				LTM	2019E	2020E
Ticker:	THS	**Sales (MM)**	$	5,426.9	$ 4,357.8	$ 4,506.2
Exchange:	NYSE	**EBITDA (MM)**	$	498.4	$ 481.6	$ 486.5
Stock Price:	$50.98	**EBITDA Margin**		9.2%	11.1%	10.8%
As of 08/14/2019						
52-Week High:	$66.98	**Enterprise Value (MM)**	$	5,353.5		
52-Week Low:	$44.00	**Equity Market Cap. (MM)**	$	2,865.1		
Avg. Vol. (3 mo.):	503,880					

Company Description:
TreeHouse Foods, Inc. operates as a food and beverage manufacturer in the United States, Canada, and Italy. The company operates through Baked Goods, Beverages, Condiments, Meals, and Snacks segments. The Baked Goods segment offers candies, cookies, crackers, in-store bakery products, pita chips, pretzels, refrigerated dough, retail griddle waffles, pancakes, and French toasts. The Beverages segment offers broths, liquid non-dairy creamers, non-dairy powdered creamers, powdered drinks, single serve hot beverages, specialty teas, and sweeteners. The Condiments segment offers cheese and pudding products; jams, preserves, and jellies; mayonnaise; Mexican, barbeque, and other sauces; pickles and related products; refrigerated and shelf stable dressings and sauces; and table and flavored syrups. The Meals segment offers baking and mix powders; powdered soups and gravies; macaroni and cheese; pasta; ready-to-eat and hot cereals; skillet dinners; and condensed and ready to serve soup and infant feeding products. The Snacks segment offers bars, dried fruits, snack nuts, trail mixes, and other wholesome snacks. The company sells its products through various distribution channels, including grocery retailers and foodservice distributors, as well as food manufacturers and repackagers of foodservice products. TreeHouse Foods, Inc. was founded in 1862 and is based in Oak Brook, Illinois.

One-Year Stock Performance



Closing Stock Price (In USD)
Daily Volume (In Millions)
80.00
70.00
60.00
50.00
40.00
30.00
20.00
10.00
0.00
6.0
5.0
4.0
3.0
2.0
1.0
0.0
8/18
9/18
10/18
11/18
12/18
1/19
2/19
3/19
4/19
5/19
6/19
7/19
THS Daily Volume
THS
S&P 500

Source: S&P Capital IQ, Inc.

C. Private Equity Multiple Survey

STOUT

Private Equity Multiple Survey **Exhibit C.1**

Median EV/Revenue Multiple by EV [a]

		2013				2014				2015				2016				2017		
	Enterprise Value	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	LTM Median
1	0-25M	0.62x	0.81x	0.89x	0.73x	0.73x	0.80x	0.84x	0.77x	0.63x	0.63x	0.88x	0.84x	0.80x	0.84x	0.83x	0.67x	1.00x	2.22x	0.92x
2	25-250M	1.35x	1.20x	1.08x	1.08x	1.23x	0.99x	1.50x	1.20x	1.25x	1.34x	1.12x	1.05x	1.30x	1.22x	1.29x	1.06x	1.31x	3.00x	1.30x
3	250M +	1.39x	1.47x	1.79x	1.75x	1.73x	1.26x	2.01x	1.99x	2.63x	2.27x	1.78x	2.39x	1.71x	1.76x	2.54x	1.93x	2.04x	1.48x	1.99x
4	All	1.14x	1.04x	1.23x	1.22x	1.23x	0.97x	1.31x	1.25x	1.22x	1.19x	1.27x	1.09x	1.14x	1.17x	1.37x	1.24x	1.33x	2.10x	1.35x

Median EV/EBITDA Multiple by EV [b]

		2013				2014				2015				2016				2017		
	Enterprise Value	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q 2015 - 2Q 2016 Median
5	0-25M	5.4x	5.0x	6.3x	5.5x	4.4x	5.0x	5.3x	6.0x	5.6x	5.2x	5.4x	5.1x	5.2x	6.1x	n/a	n/a	n/a	n/a	5.3x
6	25-250M	6.5x	6.6x	7.3x	7.8x	8.3x	7.6x	6.8x	8.7x	6.8x	6.6x	7.5x	8.5x	6.7x	8.2x	n/a	n/a	n/a	n/a	7.9x
7	250M +	9.1x	7.3x	17.8x	9.8x	10.8x	9.6x	9.6x	7.8x	8.8x	12.1x	10.0x	11.9x	12.6x	9.8x	n/a	n/a	n/a	n/a	11.0x
8	All	6.5x	6.2x	7.8x	7.8x	7.9x	6.7x	6.7x	7.5x	7.5x	7.1x	6.7x	8.3x	7.4x	7.5x	8.4x	7.7x	6.1x	2.5x	7.5x

Median Deal Multiples by Size of Company (EBITDA) and Industry [a]

	EBITDA	Manufacturing	Construction and Engineering	Consr. Goods and Services	Wholesale and Distribution	Business Services	Basic Materials and Energy	Health Care and Biotech	Information Technology	Financial Services	Media and Entertainmen t	Avg.
9	0-1M	5.0x	3.5x	4.3x	5.5x	3.0x	5.0x	4.3x	7.0x	5.5x	4.0x	4.7x
10	2-5M	5.5x	4.5x	5.5x	5.5x	4.8x	5.5x	5.5x	7.5x	6.0x	5.5x	5.6x
11	6-10M	6.5x	5.0x	5.8x	5.8x	5.3x	6.0x	7.3x	8.0x	7.5x	6.0x	6.3x
12	11-25M	7.5x	6.5x	6.5x	7.5x	6.0x	6.0x	7.5x	8.5x	7.8x	6.5x	7.0x
13	26-50M	7.5x	9.0x	8.0x	7.5x	7.0x	6.5x	8.0x	9.0x	8.0x	8.3x	7.9x
14	50M+	8.0x	n/a	8.0x	n/a	7.0x	7.0x	10.0x	10.0x	8.0x	n/a	8.3x

EV = Enterprise Value
n/a = Not Available
[a] Source: *Pepperdine Private Capital Markets Project*. 2019 Capital Markets Report.

D. MergerStat – Public Versus Private Acquisitions

STOUT

Mergerstat Review Valuation Multiples - Public Versus Private Acquisitions

Exhibit D.1

		Acquisitions of Public Companies			Acquisitions of Private Companies				
	Year	Price / Earnings	Capitalization Rate	Number of Observations	Price / Earnings	Capitalization Rate	Number of Observations	P/E Implied Discount	Cap Rate Implied Premium
1	2000	18.0x	5.6%	379	16.0x	6.3%	130	11.1%	12.5%
2	2001	16.7x	6.0%	261	15.3x	6.5%	80	8.4%	9.2%
3	2002	19.7x	5.1%	161	16.6x	6.0%	83	15.7%	18.7%
4	2003	21.2x	4.7%	198	19.4x	5.2%	107	8.5%	9.3%
5	2004	22.6x	4.4%	188	19.0x	5.3%	108	15.9%	18.9%
6	2005	24.4x	4.1%	230	16.9x	5.9%	127	30.7%	44.4%
7	2006	23.7x	4.2%	294	21.4x	4.7%	65	9.7%	10.7%
8	2007	24.9x	4.0%	300	21.6x	4.6%	64	13.3%	15.3%
9	2008	23.3x	4.3%	151	11.3x	8.8%	74	51.5%	106.2%
10	2009	19.5x	5.1%	101	14.3x	7.0%	38	26.7%	36.4%
11	2010	22.2x	4.5%	193	12.5x	8.0%	47	43.7%	77.6%
12	2011	22.5x	4.4%	184	13.8x	7.2%	46	38.7%	63.0%
13	2012	21.3x	4.7%	186	19.7x	5.1%	35	7.5%	8.1%
14	2013	22.2x	4.5%	157	15.6x	6.4%	45	29.7%	42.3%
15	2014	25.8x	3.9%	187	16.5x	6.1%	66	36.0%	56.4%
16	2015	22.9x	4.4%	210	17.6x	5.7%	68	23.1%	30.1%
17	2016	23.9x	4.2%	181	18.5x	5.4%	80	22.6%	29.2%
18	2017	26.7x	3.7%	180	16.9x	5.9%	51	36.7%	58.0%
19	2018	24.5x	4.1%	171	12.5x	8.0%	50	49.0%	96.0%
20	**2000 - 2018 Median Discount: Private vs. Public**							**23.1%**	**30.1%**
21	**2000 - 2018 Average Discount: Private vs. Public**							**25.2%**	**39.1%**
22	**2013 - 2018 Median Discount: Private vs. Public**							**32.9%**	**49.3%**
23	**2013 - 2018 Average Discount: Private vs. Public**							**32.9%**	**52.0%**

Source: *MergerStat Review 2018*, FactSet Mergerstat, LLC.
Note: Excludes negative Price to Earnings multiples and Price to Earnings multiples larger than 100.